================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED SEPTEMER 30, 1999 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to
     ______________


                          COMMISSION FILE NO. 1-10863


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              BRISTOL COMPRESSORS
                          THRIFT AND RETIREMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        YORK INTERNATIONAL CORPORATION
                           631 South Richland Avenue
                           York, Pennsylvania 17403




================================================================================

                                     INDEX
                                     -----


Item                                                                  Page
----                                                                  ----

Signature.......................................................        2

Audited Plan Financial Statements and Schedules Prepared in
Accordance With the Financial Reporting Requirements of ERISA...        3

Exhibit Index...................................................        22

Exhibit.........................................................        23

                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    BRISTOL COMPRESSORS
                                    THRIFT AND RETIREMENT PLAN



Date:  March 23, 2000               By:  /s/ JANE G. DAVIS
      --------------------------        ------------------------------
                                    Jane G. Davis
                                    Member, Pension and Investment Committee

                              BRISTOL COMPRESSORS
                          THRIFT AND RETIREMENT PLAN

                             Financial Statements
                                      And
                            Additional Information

                          September 30, 1999 and 1998

                         INDEPENDENT AUDITORS' REPORT


Pension and Investment Committee
Bristol Compressors Thrift and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of Bristol Compressors Thrift and Retirement Plan as of September 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bristol Compressors Thrift and Retirement Plan as of September 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Bristol Compressors Thrift and Retirement Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
March 17, 2000


                                                        BRISTOL COMPRESSORS

                                                    Thrift and Retirement Plan

                                          Statements of Net Assets Available for Benefits

                                                    September 30, 1999 and 1998

                                                                          1999
                                  ---------------------------------------------------------------------------------------

                                                                   Participant Directed
                                  ---------------------------------------------------------------------------------------
                                      Fixed                                      Equity        Growth &         OTC
                                      Income        Puritan       Magellan       Income        Income        Portfolio
          Assets                       Fund           Fund          Fund          Fund           Fund          Fund
                                  ---------------------------------------------------------------------------------------
Investments:
  Investments, at fair value      $ 14,885,256  $     856,661  $   5,099,151 $     702,082 $   1,483,320  $   1,318,962
  Participant notes receivable              -              -              -             -             -              -
                                  ---------------------------------------------------------------------------------------
  Total investments                 14,885,256        856,661      5,099,151       702,082     1,483,320      1,318,962
                                  ---------------------------------------------------------------------------------------
Receivables:
  Employer's contribution               83,565         12,049         62,619        11,854        19,000         11,627
  Participants' contributions           37,200         14,196         67,049        13,845        19,648         12,071
  Interest                                  -              -              -             -             -              -
                                  ---------------------------------------------------------------------------------------
  Total receivables                    120,765         26,245        129,668        25,699        38,648         23,698
                                  ---------------------------------------------------------------------------------------
  Total assets                      15,006,021        882,906      5,228,819       727,781     1,521,968      1,342,660
                                  ---------------------------------------------------------------------------------------
          Liabilities

  Total liabilities                         -              -              -             -             -              -
                                  ---------------------------------------------------------------------------------------
Net assets available for benefits $ 15,006,021    $   882,906    $ 5,228,819   $   727,781   $ 1,521,968    $ 1,342,660
                                  =======================================================================================

                                                              1999
                                  ----------------------------------------------------------------

                                                       Participant Directed
                                  ----------------------------------------------------------------
                                                    Freedom        Freedom         Freedom
                                     Overseas        Income          2000            2010
          Assets                       Fund           Fund           Fund            Fund
                                  ----------------------------------------------------------------
Investments:
  Investments, at fair value      $    286,834  $      35,739  $     806,390  $    2,242,473
  Participant notes receivable              -              -              -               -
                                  ----------------------------------------------------------------
  Total investments                    286,834         35,739        806,390       2,242,473
                                  ----------------------------------------------------------------
Receivables:
  Employer's contribution                5,060            885          6,207          22,013
  Participants' contributions            5,768            912          7,847          24,008
  Interest                                  -              -              -               -
                                  ----------------------------------------------------------------
  Total receivables                     10,828          1,797         14,054          46,021
                                  ----------------------------------------------------------------
  Total assets                         297,662         37,536        820,444       2,288,494
                                  ----------------------------------------------------------------
          Liabilities

  Total liabilities                         -              -              -               -
                                  ----------------------------------------------------------------
Net assets available for benefits $    297,662   $   37,536     $    820,444   $   2,288,494
                                  ================================================================

See accompanying notes to financial statements.                                                                (Continued)

                                                                 5



                                                        BRISTOL COMPRESSORS

                                                    Thrift and Retirement Plan

                                     Statements of Net Assets Available for Benefits-Continued

                                                                                1999
                                  --------------------------------------------------------------------------------------------------
                                                                         Participant Directed
                                  -------------------------------------------------------------------------------------
                                     Freedom        Freedom      Spartan US     U.S. Bond       York        Participant
                                       2020           2030      Equity Index      Index     International      Notes         Total
          Assets                       Fund           Fund          Fund          Fund        Stock Fund    Receivable       1999
                                  --------------------------------------------------------------------------------------------------
Investments:
  Investments, at fair value      $  1,755,204   $  1,387,210   $  1,714,899   $   426,801   $      -    $         -    $ 33,000,982
  Participant notes receivable              -              -              -             -           -       1,945,058      1,945,058
                                  --------------------------------------------------------------------------------------------------
  Total investments                  1,755,204      1,387,210      1,714,899       426,801          -       1,945,058     34,946,040
                                  --------------------------------------------------------------------------------------------------
Receivables:
  Employer's contribution               27,671         23,483         19,435         7,457          -              -         312,925
  Participants' contributions           28,099         25,490         20,165         8,274          -              -         284,572
  Interest                                  -              -              -             -           -          19,291         19,291
                                  --------------------------------------------------------------------------------------------------
  Total receivables                     55,770         48,973         39,600        15,731          -          19,291        616,788
                                  --------------------------------------------------------------------------------------------------
  Total assets                       1,810,974      1,436,183      1,754,499       442,532          -       1,964,349     35,562,828
                                  --------------------------------------------------------------------------------------------------
          Liabilities

  Total liabilities                         -              -              -             -           -              -              -
                                  --------------------------------------------------------------------------------------------------

Net assets available for benefits $  1,810,974   $  1,436,183   $  1,754,499   $   442,532   $      -    $  1,964,349   $ 35,562,828
                                  ==================================================================================================
                                                                                                                         (Continued)
See accompanying notes to financial statements.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

           Statements of Net Assets Available for Benefits-Continued

                                                                                 1998
                                        -------------------------------------------------------------------------------------
                                                                          Participant Directed
                                        -------------------------------------------------------------------------------------
                                            Fixed                                     Equity        Growth &         OTC
                                            Income        Puritan      Magellan       Income        Income        Portfolio
           Assets                            Fund          Fund          Fund          Fund           Fund           Fund
                                        -------------------------------------------------------------------------------------
Investments:
 Investments, at fair value             $ 15,284,793     $  692,482    $2,574,715    $  702,470    $1,037,410     $  514,981
 Participant notes receivable                     -              -             -             -             -              -
                                        -------------------------------------------------------------------------------------
 Total investments                        15,284,793        692,482     2,574,715       702,470     1,037,410        514,981
                                        -------------------------------------------------------------------------------------
Receivables:
 Employer's contribution                     346,213         14,012        75,630        10,406        19,846         10,646
 Participants' contributions                  33,648         14,927        67,484        13,412        20,779         10,645
 Interest                                         -              -             -             -             -              -
                                        -------------------------------------------------------------------------------------
 Total receivables                           379,861         28,939       143,114        23,818        40,625         21,291
                                        -------------------------------------------------------------------------------------
 Total assets                             15,664,654        721,421     2,717,829       726,288     1,078,035        536,272
                                        -------------------------------------------------------------------------------------
           Liabilities

 Total liabilities                                -              -             -             -             -              -
                                        -------------------------------------------------------------------------------------
Net assets available for benefits       $ 15,664,654     $  721,421    $2,717,829    $  726,288    $1,078,035     $  536,272
                                        ================ ============= ============= ============= ============== ============


                                                                1998
                                        --------------------------------------------------

                                                      Participant Directed
                                        --------------------------------------------------
                                                            Freedom        Freedom
                                             Overseas        Income          2000
           Assets                             Fund           Fund           Fund
                                        --------------------------------------------------
Investments:
 Investments, at fair value              $     131,574    $    10,508    $   722,707
 Participant notes receivable                       -              -              -
                                        --------------------------------------------------
 Total investments                             131,574         10,508        722,707
                                        --------------------------------------------------
Receivables:
 Employer's contribution                         6,289            929          7,909
 Participants' contributions                     6,313            945          9,357
 Interest                                           -              -              -
                                        --------------------------------------------------
 Total receivables                              12,602          1,874         17,266
                                        --------------------------------------------------
 Total assets                                  144,176         12,382        739,973
                                        --------------------------------------------------
           Liabilities

 Total liabilities                                  -              -              -
                                        --------------------------------------------------
Net assets available for benefits        $     144,176    $    12,382    $   739,973
                                        ================= ============== =================
See accompanying notes to financial statements.                                (Continued)

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

           Statements of Net Assets Available for Benefits-Continued

                                                               1998
                                        ---------------------------------------------------------
                                                          Participant Directed
                                        ---------------------------------------------------------
                                           Freedom        Freedom        Freedom     Spartan US
                                             2010           2020          2030      Equity Index
          Assets                             Fund           Fund          Fund          Fund
                                        ---------------------------------------------------------
Investments:
  Investments, at fair value           $   1,617,358  $   1,031,086  $     760,211 $   1,252,645
  Participant notes receivable                    -              -              -             -
                                        ---------------------------------------------------------
  Total investments                        1,617,358      1,031,086        760,211     1,252,645
                                        ---------------------------------------------------------
Receivables:
  Employer's contribution                     23,967         29,423         28,300        20,421
  Participants' contributions                 35,264         27,828         27,502        20,661
  Interest                                        -              -              -             -
                                        ---------------------------------------------------------
  Total receivables                           59,231         57,251         55,802        41,082
                                        ---------------------------------------------------------
  Total assets                             1,676,589      1,088,337        816,013     1,293,727
                                        ---------------------------------------------------------
          Liabilities

  Total liabilities                               -              -              -             -
                                        ---------------------------------------------------------
Net assets available for benefits      $   1,676,589  $   1,088,337  $     816,013 $   1,293,727
                                         ============== ============== ============= ============





                                                                                         1998
                                                                ------------------------------------------------
                                                                       Participant Directed
                                                                ----------------------------------
                                                                   U.S. Bond     Participant
                                                                     Index          Notes         Total
          Assets                                                      Fund       Receivable       1998
                                                                ------------------------------------------------
Investments:
  Investments, at fair value                                    $     339,013  $          -  $  26,671,953
  Participant notes receivable                                             -         646,587       646,587
                                                                ------------------------------------------------
  Total investments                                                   339,013        646,587    27,318,540
                                                                ------------------------------------------------
Receivables:
  Employer's contribution                                               8,795             -        602,786
  Participants' contributions                                           8,780             -        297,545
  Interest                                                                 -           5,206         5,206
                                                                ------------------------------------------------
  Total receivables                                                    17,575          5,206       905,537
                                                                ------------------------------------------------
  Total assets                                                        356,588        651,793    28,224,077
                                                                ------------------------------------------------
          Liabilities

  Total liabilities                                                        -              -             -
                                                                ------------------------------------------------
Net assets available for benefits                               $     356,588  $     651,793 $  28,224,077
                                                                ================ ============= =================
See accompanying notes to financial statements.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

          Statements of Changes in Net Assets Available for Benefits

                    Years Ended September 30, 1999 and 1998

                                                                                      1999
                                              -------------------------------------------------------------------------------
                                                                              Participant Directed
                                              -------------------------------------------------------------------------------
                                                   Fixed                                         Equity         Growth &
                                                  Income         Puritan        Magellan         Income         Income
                                                   Fund            Fund           Fund            Fund            Fund
                                              -------------------------------------------------------------------------------
           Additions

Additions to net assets attributed to:
  Investment income:
   Net appreciation (depreciation)
    in fair value of investments              $          -     $     10,077   $    673,685    $     81,282    $    109,144
   Interest and dividends                           782,692          82,641        385,782          53,950         119,630

  Contributions:
   Participants                                     304,244         130,552        607,234         119,113         185,274
   Employer                                         572,563          94,983        469,124          94,596         136,664
                                              -------------------------------------------------------------------------------
  Total additions                                 1,659,499         318,253      2,135,825         348,941         550,712
                                              -------------------------------------------------------------------------------
           Deductions

Deductions from net assets attributed to:
  Benefits paid to participants                   1,016,569          71,698         98,384          21,743          32,124
  Administrative expenses                                 4               3             23               4              -
                                              -------------------------------------------------------------------------------
  Total deductions                                1,016,573          71,701         98,407          21,747          32,124
                                              -------------------------------------------------------------------------------
Net increase prior to transfers                     642,926         246,552      2,037,418         327,194         518,588
Interfund transfers                              (1,301,559)        (85,067)       473,572        (325,701)        (74,655)
                                              -------------------------------------------------------------------------------
  Net increase/(decrease)                          (658,633)        161,485      2,510,990           1,493         443,933

Net assets available for benefits:
  Beginning of year                              15,664,654         721,421      2,717,829         726,288       1,078,035
                                              -------------------------------------------------------------------------------
  End of year                                 $  15,006,021    $    882,906   $  5,228,819    $    727,781    $  1,521,968
                                              ================ ============== =============== =============== ===============

                                                                                             1999
                                                      ------------------------------------------------------------------------------
                                                                                     Participant Directed
                                                      ------------------------------------------------------------------------------
                                                          OTC                          Freedom        Freedom        Freedom
                                                       Portfolio       Overseas        Income           2000           2010
                                                          Fund           Fund           Fund            Fund           Fund
                                                      ------------------------------------------------------------------------------
           Additions

Additions to net assets attributed to:
  Investment income:
   Net appreciation (depreciation)
    in fair value of investments                       $   209,517   $     53,472   $        (55)   $     55,158   $    223,177
   Interest and dividends                                  108,553          6,517          1,763          55,061        120,352

  Contributions:
   Participants                                             99,888         57,563          8,052          75,202        206,508
   Employer                                                 77,965         38,426          6,653          51,526        151,827
                                                      ------------------------------------------------------------------------------
  Total additions                                          495,923        155,978         16,413         236,947        701,864
                                                      ------------------------------------------------------------------------------
           Deductions

Deductions from net assets attributed to:
  Benefits paid to participants                             24,383          3,574          1,661         107,332         33,067
  Administrative expenses                                       -              -              -               -              -
                                                      ------------------------------------------------------------------------------
  Total deductions                                          24,383          3,574          1,661         107,332         33,067
                                                      ------------------------------------------------------------------------------
Net increase prior to transfers                            471,540        152,404         14,752         129,615        668,797
Interfund transfers                                        334,848          1,082         10,402         (49,144)       (56,892)
                                                      ------------------------------------------------------------------------------
  Net increase/(decrease)                                  806,388        153,486         25,154          80,471        611,905

Net assets available for benefits:
  Beginning of year                                        536,272        144,176         12,382         739,973      1,676,589
                                                      ------------------------------------------------------------------------------
  End of year                                          $ 1,342,660   $    297,662   $     37,536    $    820,444   $  2,288,494
                                                      ============== ============== =============== ============== =================
See accompanying notes to financial statements.                                                                          (Continued)

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

     Statements of Changes in Net Assets Available for Benefits-Continued


                                                                                1999
                                             ---------------------------------------------------------------------------------
                                                                         Participant Directed
                                             ---------------------------------------------------------------------------------
                                              Freedom    Freedom   Spartan US   U.S. Bond     York      Participant
                                                2020       2030   Equity Index   Index    International    Notes      Total
                                                Fund       Fund       Fund       Fund       Stock Fund   Receivable    1999
                                             ---------------------------------------------------------------------------------
           Additions

Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments              $  217,140  $  192,581 $  322,359 $  (30,474) $       -  $       -  $2,117,063
  Interest and dividends                         89,898      59,564     38,051     32,505          -     126,006  2,062,965

 Contributions:
  Participants                                  261,111     230,459    185,899     74,649          -          -   2,545,748
  Employer                                      195,317     186,105    137,321     55,750          -          -   2,268,820
                                             ---------------------------------------------------------------------------------
 Total additions                                763,466     668,709    683,630    132,430          -     126,006  8,994,596
                                             ---------------------------------------------------------------------------------

           Deductions

Deductions from net assets attributed to:
 Benefits paid to participants                   25,768      23,663     41,990    128,348          -      25,507  1,655,811
 Administrative expenses                             -           -          -          -           -          -          34
                                             ---------------------------------------------------------------------------------
 Total deductions                                25,768      23,663     41,990    128,348          -      25,507  1,655,845
                                             ---------------------------------------------------------------------------------
Net increase prior to transfers                 737,698     645,046    641,640      4,082          -     100,499  7,338,751
Interfund transfers                             (15,061)    (24,876)  (180,868)    81,862          -   1,212,057         -
                                             ---------------------------------------------------------------------------------
 Net increase/(decrease)                        722,637     620,170    460,772     85,944          -   1,312,556  7,338,751

Net assets available for benefits:
 Beginning of year                            1,088,337     816,013  1,293,727    356,588          -     651,793   28,224,077
                                             ---------------------------------------------------------------------------------
 End of year                                 $1,810,974  $1,436,183 $1,754,499 $  442,532  $       -  $1,964,349 $ 35,562,828
                                             =========== ========== ========== =========== ========== ========== =============

See accompanying notes to financial statements.                                                             (Continued)

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

     Statements of Changes in Net Assets Available for Benefits-Continued

                                                                              1998
                                            --------------------------------------------------------------------------

                                                                     Participant Directed
                                           --------------------------------------------------------------------------
                                                Fixed                                        Equity        Growth &
                                               Income         Puritan        Magellan        Income        Income
                                                Fund           Fund            Fund           Fund           Fund
                                           --------------------------------------------------------------------------
           Additions

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments         $          -  $    (101,594)  $    (289,634) $     (92,478) $    (116,486)
    Interest and dividends                       758,280        54,739           8,707          3,461         42,936

  Contributions:
    Participants                                 431,351       103,533         462,219         87,873        138,126
    Employer                                     859,200        83,126         392,013         71,422        110,568
                                           -------------------------------------------------------------------------
  Total additions                              2,048,831       139,804         573,305         70,278        175,144
                                           -------------------------------------------------------------------------
           Deductions

Deductions from net assets attributed to:
  Benefits paid to participants                  660,832         3,683          11,883          1,185          3,214
  Administrative expenses                             -             -               -              -              -
                                           -------------------------------------------------------------------------
  Total deductions                               660,832         3,683          11,883          1,185          3,214
                                           -------------------------------------------------------------------------
Net increase prior to transfers                1,387,999       136,121         561,422         69,093        171,930
Transfers to/from affiliated plans            24,543,777            -               -              -              -
Interfund transfers                          (10,267,122)      585,300       2,156,407        657,195        906,105
                                           -------------------------------------------------------------------------
    Net increase/(decrease)                   15,664,654       721,421       2,717,829        726,288      1,078,035
Net assets available for benefits:
  Beginning of year                                   -             -               -              -              -
                                           -------------------------------------------------------------------------
  End of year                              $  15,664,654 $     721,421   $   2,717,829  $     726,288  $   1,078,035
                                           ============= =============== ============== ============== =============
                                                                                        1998
                                                           ---------------------------------------------------------------
                                                                                Participant Directed
                                                           ---------------------------------------------------------------
                                                               OTC                          Freedom        Freedom
                                                            Portfolio       Overseas         Income          2000
                                                               Fund           Fund            Fund           Fund
                                                           ---------------------------------------------------------------
           Additions

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments                         $   (63,011)   $     (25,955)  $         (25) $     (16,294)
    Interest and dividends                                      33,201               -              208            830

  Contributions:
    Participants                                                73,672           46,360           7,776         73,081
    Employer                                                    60,512           34,472           6,422         54,076
                                                           ---------------------------------------------------------------
  Total additions                                              104,374           54,877          14,381        111,693
                                                           ---------------------------------------------------------------
           Deductions

Deductions from net assets attributed to:
  Benefits paid to participants                                  3,217            2,986              38          3,126
  Administrative expenses                                           -                -               -              -
                                                           ---------------------------------------------------------------
  Total deductions                                               3,217            2,986              38          3,126
                                                           ---------------------------------------------------------------
Net increase prior to transfers                                101,157           51,891          14,343        108,567
Transfers to/from affiliated plans                                  -                -               -              -
Interfund transfers                                            435,115           92,285          (1,961)       631,406
                                                           ---------------------------------------------------------------
    Net increase/(decrease)                                    536,272          144,176          12,382        739,973
Net assets available for benefits:
  Beginning of year                                                 -                -               -              -
                                                           ---------------------------------------------------------------
  End of year                                              $   536,272    $     144,176   $      12,382  $     739,973
                                                           ============== =============== ============== =================
See accompanying notes to financial statements.                                                                 (Continued)

                               BRISTOL COMPRESSORS

                           Thrift and Retirement Plan

      Statements of Changes in Net Assets Available for Benefits-Continued

                                                                                      1998
                                                         ------------------------------------------------------------
                                                                              Participant Directed
                                                         ------------------------------------------------------------
                                                            Freedom         Freedom         Freedom       Spartan US
                                                             2010            2020            2030        Equity Index
                                                             Fund            Fund            Fund            Fund
                                                         ------------    ------------    ------------    ------------
           Additions

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments                       $    (74,744)   $    (82,537)   $    (73,318)   $   (122,650)
    Interest and dividends                                      1,945           1,758           4,172           5,530

  Contributions:
    Participants                                              208,304         195,493         190,971         135,473
    Employer                                                  140,278         165,765         162,467         112,490
                                                         ------------    ------------    ------------    ------------
  Total additions                                             275,783         280,479         284,292         130,843
                                                         ------------    ------------    ------------    ------------
           Deductions

Deductions from net assets attributed to:
  Benefits paid to participants                                 4,041           3,410          10,597           5,208
  Administrative expenses                                          -               -               -               -
                                                         ------------    ------------    ------------    ------------
  Total deductions                                              4,041           3,410          10,597           5,208
                                                         ------------    ------------    ------------    ------------
Net increase prior to transfers                               271,742         277,069         273,695         125,635
Transfers to/from affiliated plans                                 -               -               -               -
Interfund transfers                                         1,404,847         811,268         542,318       1,168,092
                                                         ------------    ------------    ------------    ------------
    Net increase/(decrease)                                 1,676,589       1,088,337         816,013       1,293,727

Net assets available for benefits:
  Beginning of year                                                -               -               -               -
                                                         ------------    ------------    ------------    ------------
  End of year                                            $  1,676,589    $  1,088,337    $    816,013    $  1,293,727
                                                         ============    ============    ============    ============
                                                                                      1998
                                                         -------------------------------------------------------------
                                                             Participant Directed
                                                         -------------------------------     Non-
                                                             U.S. Bond      Participant  Participant
                                                               Index           Notes       Directed           Total
                                                               Fund         Receivable      Funds             1998
                                                         --------------   -------------  ------------      ------------
           Additions

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments                       $      9,119   $         -    $    355,265       $   (694,342)
    Interest and dividends                                      5,201          7,466        242,685          1,171,119

  Contributions:
    Participants                                               59,415             -              -           2,213,647
    Employer                                                   48,848             -           3,276          2,304,935
                                                         ------------   ------------   ------------       ------------
  Total additions                                             122,583          7,466        601,226          4,995,359
                                                         ------------   ------------   ------------       ------------
           Deductions

Deductions from net assets attributed to:
  Benefits paid to participants                                   413             -       1,118,290          1,832,123
  Administrative expenses                                          -              -          59,852             59,852
                                                         ------------   ------------   ------------       ------------
  Total deductions                                                413             -       1,178,142          1,891,975
                                                         ------------   ------------   ------------       ------------
Net increase prior to transfers                               122,170          7,466       (576,916)         3,103,384
Transfers to/from affiliated plans                                 -              -     (24,543,777)                -
Interfund transfers                                           234,418        644,327             -                  -
                                                         ------------   ------------   ------------       ------------
    Net increase/(decrease)                                   356,588        651,793    (25,120,693)         3,103,384
Net assets available for benefits:
  Beginning of year                                                -              -      25,120,693         25,120,693
                                                         ------------   ------------   ------------       ------------
  End of year                                            $    356,588   $    651,793   $         -        $ 28,224,077
                                                         ============   ============   ============       ============

See accompanying notes to financial statements

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                         Notes to Financial Statements

                          September 30, 1999 and 1998


(1)  SUMMARY OF THE PLAN

     The following description of the Bristol Compressors Thrift and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan, amended and restated effective October 1, 1997, covers the eligible employees of Bristol Compressors, Inc. and certain of its affiliated entities (the Company). It is a contributory savings plan whereby an employee becomes eligible for participation in the Plan when he or she has attained the age of 18 and completed at least 1,000 hours of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is wholly-owned by York International Corporation, the Plan Sponsor.

     (b)  CONTRIBUTIONS

          Each participant that elects to participate in the savings portion of the Plan, shall contribute after-tax contributions or pre-tax elective deferral amounts equal to 1% to 10% of his or her eligible compensation to the Plan. The Company shall contribute on behalf of each participant an amount equal to 10% of the first 5% of the participant's contributions. The Company shall also contribute each year a profit sharing contribution to the Plan in amounts equal to 3.2% to 4.0% of compensation, as defined and limited in the Plan, to participants who have completed a Year of Service and are employed on the last day of the Plan Year.

          A participant may change his or her contribution percentage as of the first day of any calendar month, but not retroactively and not more frequently than twice in each fiscal year of the Plan.

     (c)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and,
          (b) Plan earnings, and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                         Notes to Financial Statements

                          September 30, 1999 and 1998


     (d)  VESTING

          Participants are immediately vested in their contributions and their employer matching contributions plus actual earnings thereon. Vesting in the Company's profit sharing contribution account plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after seven years of credited service, as follows:

                Years of                                 Vested
                vesting service                      percentage
                -----------------------------------------------

                Less than 1                                   0%
                1                                            10
                2                                            20
                3                                            30
                4                                            40
                5                                            60
                6                                            80
                7                                           100
                ===============================================

     (e)  INVESTMENT OPTIONS

          Upon enrollment in the Plan, a participant may direct employee contributions in 10 percent increments in any of fifteen investment options.

             The "Fixed Income Fund," under an agreement between the trustee and various insurance companies, provides a guaranteed rate of interest on contributions.

             The "Puritan Fund" is a mutual fund which seeks to obtain as much income as possible, consistent with the preservation and conservation of capital, by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

             The "Magellan Fund" is a mutual fund which invests primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

             The "Equity Income Fund" is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                         Notes to Financial Statements

                          September 30, 1999 and 1998

             The "Growth & Income Fund" is a growth and income fund. It seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

             The "OTC Portfolio Fund" is a growth fund. It seeks long-term capital appreciation by investing primarily in securities traded on the over-the-counter securities market. Securities in which the fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

             The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America.

             The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

             The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 1-10 years.

             The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 10-20 years.

             The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 20-30 years.

             The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 30-40 years.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                         Notes to Financial Statements

                          September 30, 1999 and 1998


             The "Spartan US Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

             The "U.S. Bond Index Fund" is an income fund. It seeks investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

             The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock. If participants choose to invest in the York International Stock Fund, the following restrictions will apply to their investment:

             . Limitation on New Contributions - participants will only be permitted to invest up to 20% of any new contributions to the Plan in the York International Stock Fund.

             . No Rollover Purchase - participants will not be permitted to invest any portion of a rollover contribution in the York International Stock Fund.

             . No Transfers from Other Funds into the York International Stock Fund - although participants will be able to continue to make exchanges between other investment funds, participants will not be permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

             . Sales of York International Stock Fund Must Occur During Window Period - although participants will be permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that will be established by the Plan Sponsor. Throughout the year, participants will be notified of upcoming window periods.

          Participants may change their investment options once a month.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                         Notes to Financial Statements

                          September 30, 1999 and 1998

     (f)  PARTICIPANT NOTES RECEIVABLE

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to
          (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. An amount equal to the principal amount of the loan shall be security for such loan and bear a fixed or variable rate of interest commensurate with the interest rates charged by persons in the business of lending money on a national basis for loans that would be made under similar circumstances. Principal and interest is paid ratably through quarterly payroll deductions.

     (g)  PAYMENT OF BENEFITS

          On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or in annuity form. For the York International Stock Fund, participants may elect to receive cash or shares of York International stock and cash with cash representing the value of any fractional share. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

     (h)  FORFEITED ACCOUNTS

          At September 30, 1999, forfeited nonvested accounts totaled $67,641. These accounts will be used to reduce future employer contributions.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared on the accrual basis of accounting.

     (b)  ADMINISTRATIVE EXPENSES

          Certain administrative expenses are paid by the Plan Sponsor.

     (c)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                         Notes to Financial Statements

                          September 30, 1999 and 1998

      (d) INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments are stated at fair value. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (e)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

     (f)  RECLASSIFICATIONS

          Certain 1998 amounts have been reclassified to conform to 1999 classifications.


(3)  INVESTMENTS

     The following table presents investments which represent 5 percent or more of the Plan's net assets at September 30, 1999:


                Fixed Income Fund                $14,885,256
                Magellan Fund                      5,099,151
                Freedom 2010 Fund                  2,242,473
                Participant Notes Receivable       1,945,058


(4)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $34 for the year ended September 30, 1999.

(5)  TAX STATUS

     The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated January 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                         Notes to Financial Statements

                          September 30, 1999 and 1998

(6)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


(7)  TRUSTEE CHANGE

     In February 1998, the Plan Sponsor removed First American National Bank as trustee and appointed Fidelity Management Trust Company as trustee. Subsequent thereto, participants direct investments in the Plan.


(8)  SUBSEQUENT EVENT

     Effective December 29, 1999, the Plan Sponsor amended the Plan as follows:

       . Plan year changed from the 12-month period ending September 30 to the 12-month period beginning December 30 and ending December 29 except for the short plan year beginning October 1, 1999 and ending December 29, 1999.

       . For purposes of determining eligibility and vesting, participants who complete at least 1,000 hours of service during the period October 1, 1999 through September 30, 2000 shall be credited with a year of service.

       . For purposes of eligibility, to receive a profit sharing contribution with respect to the plan year beginning October 1, 1999 and ending December 29, 1999, a participant who completes at least 250 hours of service during such plan year will be credited with a year of service.

                                                                      Schedule 1
                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

          Item 27a - Schedule of Assets Held for Investment Purposes

                              September 30, 1999


                                                                                            Current
Identity of issuer            Description of investment                       Cost           value
----------------------------------------------------------------------------------------------------
*Fidelity Investments       Fixed Income Fund                        $      14,885,256    14,885,256
*Fidelity Investments       Puritan Fund                                       936,822       856,661
*Fidelity Investments       Magellan Fund                                    4,777,103     5,099,151
*Fidelity Investments       Equity Income Fund                                 709,063       702,082
*Fidelity Investments       Growth & Income Fund                             1,515,332     1,483,320
*Fidelity Investments       OTC Portfolio Fund                               1,197,188     1,318,962
*Fidelity Investments       Overseas Fund                                      258,547       286,834
*Fidelity Investments       Freedom Income Fund                                 35,899        35,739
*Fidelity Investments       Freedom 2000 Fund                                  771,289       806,390
*Fidelity Investments       Freedom 2010 Fund                                2,099,923     2,242,473
*Fidelity Investments       Freedom 2020 Fund                                1,629,300     1,755,204
*Fidelity Investments       Freedom 2030 Fund                                1,278,985     1,387,210
*Fidelity Investments       Spartan U.S. Equity Index Fund                   1,561,745     1,714,899
*Fidelity Investments       U.S. Bond Index Fund                               443,829       426,801
                            Participant Notes Receivable
                             (interest of 9.5%-9.75%)                        1,945,058     1,945,058
                                                                  ----------------------------------

                                                                     $      34,045,339    34,946,040
                                                                  ==================================

*Party-in-Interest Investment


                                                                      Schedule 2
                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                Item 27d - Schedule of Reportable Transactions

                         Year ended September 30, 1999


                                                                                                  Current
                                                          Purchase     Selling       Cost of      value of    Realized
Identity of party involved     Description of Asset         price       price         asset        asset     gain/loss
-----------------------------------------------------------------------------------------------------------------------
Fidelity Investment Company    Fixed Income Fund      $    3,887,839 $        -  $   3,887,839 $  3,887,839 $       -

Fidelity Investment Company    Fixed Income Fund                 -      4,287,376    4,287,376    4,287,376         -

Fidelity Investment Company    Magellan Fund               2,909,567          -      2,909,567    2,909,567         -

Fidelity Investment Company    Magellan Fund                     -      1,058,816      970,517    1,058,816      88,299


                                 EXHIBIT INDEX
                                 -------------


Exhibit No.    Document
-----------    --------

    23         Consent of Independent Auditors